EXHIBIT 1

11 January 2008

Westpac announces rate rise

Westpac today announced it was increasing interest rates on a range of home loans as a result of the continuing global liquidity crisis.

Westpac will raise variable home loan rates by an additional 0.15% pa with the First Option home loan rate increasing to 8.14% pa and the standard variable home loan rate rising to 8.72% pa, effective 14 January 2008.

“Like all banks, Westpac has been impacted by the significant increased funding costs for mortgages in the wake of the collapse of the US sub-prime market,” Westpac Acting Group Executive Consumer Financial Services, Jeremy Dean, said.

“Westpac has been absorbing increased funding costs on behalf of customers for several months but it is now clear that the liquidity issues affecting global financial markets are likely to persist for some time.

“Up until now we have held off passing these increased costs through to our customers. However, we now need our mortgage interest rates to reflect, at least in part, the higher cost of funds caused by the global liquidity crisis.

“Our decision not to pass on all of the increased funding costs has been made in the interest of balancing the needs of customers and shareholders.

“We will continue to monitor market developments with a view to maintaining a competitive offering of mortgage products for our customers. Over 75% of Westpac customers are ahead on their mortgage repayments. However, we always encourage customers to talk to their home finance manager to ensure they have the right home loan package for their individual requirements.”

Mr. Dean encouraged Westpac customers concerned about the latest interest rate rise to discuss their individual circumstances with the bank as there were a number of assistance options available.

For eligible customers, these assistance options include a repayment holiday, interest only repayments, consolidated loans, fixed payment loans and parental leave arrangements. Customers looking for interest rate certainty could also consider locking in part or all of their mortgage with one of Westpac’s fixed rate loan options.

Ends.

For Further Information

David Lording

Westpac Media Relations

Ph: 02 8253 3510

Mb: 0419 683 411